[LOGO OF KPMG]                                                      EXHIBIT 2







         Consolidated Financial Statements of


         BIONAIRE INC.


         Year ended December 31, 1995 and period from March 1, 1994 to December 31, 1994

[LETTERHEAD OF KPMG]




AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Bionaire Inc. as at December 31, 1995 and 1994 and the consolidated statements of loss, deficit and changes in financial position for the periods then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1995 and 1994 and the results of its operations and the changes in its financial position for the periods then ended in accordance with generally accepted accounting principles.


/s/ KPMG Peat Marwick Thorne
Chartered Accountants


Montreal, Canada

February 23, 1996

BIONAIRE INC.
Consolidated Balance Sheets

December 31, 1995, with comparative figures for 1994

=============================================================================
                                                        1995         1994
- -----------------------------------------------------------------------------
Assets

Current assets:
  Accounts receivable                               $30,535,417   $29,438,906
  Income taxes receivable                               592,154       126,592
  Inventories (note 2)                               16,190,015    25,544,129
  Prepaid expenses and other assets                     650,916       525,033
  ---------------------------------------------------------------------------
                                                     47,968,502    55,634,660

Capital assets (note 3)                               6,350,107     5,531,630

- -----------------------------------------------------------------------------
                                                    $54,318,609   $61,166,290
=============================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Bank indebtedness (notes 4 and 5)                 $15,212,070   $16,622,020
  Accounts payable and accrued liabilities           14,695,379    12,908,255
  Current portion of long-term debt (note 5)          1,008,000     1,820,705
  ---------------------------------------------------------------------------
                                                     30,915,449    31,350,980

Long-term debt (note 5)                               1,438,000     2,446,000

Deferred income taxes                                        --        50,000

Shareholders' equity:
  Share capital (note 6)                             26,634,240    26,350,208
  Retained earnings (deficit)                        (4,669,080)      969,102
  ---------------------------------------------------------------------------
                                                     21,965,160    27,319,310

Commitments and contingent liabilities (note 12)
- -----------------------------------------------------------------------------

                                                    $54,318,609   $61,166,290
=============================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:


                         Director
- -----------------------

                         Director
- -----------------------

BIONAIRE INC.
Consolidated Statements of Loss

Periods ended December 31, 1995 and 1994

====================================================================
                                                  1995          1994
- --------------------------------------------------------------------
                                           (12 months)   (10 months)


Net sales                                  $77,768,077   $69,055,166

Cost of sales                               54,801,146    42,553,686

- --------------------------------------------------------------------
Gross margin                                22,966,931    26,501,480

Operating expenses:
 Sales and marketing                        19,209,408    16,951,443
 Research and development (note 7)           1,613,999     1,151,778
 Administration                              5,983,863     5,056,383
- --------------------------------------------------------------------
                                            26,807,270    23,159,604

 Restructuring and other costs (note 8)             --     2,169,040

- --------------------------------------------------------------------
Operating income (loss)                     (3,840,339)    1,172,836

Interest and debt expense, net               2,142,843     1,008,686

- --------------------------------------------------------------------
Income (loss) before income taxes           (5,983,182)      164,150

Income taxes (note 9):
 Current                                      (295,000)      198,000
 Deferred                                      (50,000)     (122,000)
- --------------------------------------------------------------------
                                              (345,000)       76,000

- --------------------------------------------------------------------
Net income (loss)                          $(5,638,182)  $    88,150
====================================================================

Earnings (loss) per common share:
  Basic                                         $(0.39)       $ 0.01
  Fully diluted                                  (0.39)         0.01

====================================================================

Weighted average common shares outstanding
 during the period                          14,449,386    14,076,842
====================================================================

See accompanying notes to consolidated financial statements.

BIONAIRE INC.
Consolidated Statements of Deficit

Periods ended December 31, 1995 and 1994

=======================================================================
                                                     1995          1994
- -----------------------------------------------------------------------
                                              (12 months)   (10 months)

Retained earnings, beginning of period        $   969,102     $880,952

Net income (loss)                              (5,638,182)      88,150
- ----------------------------------------------------------------------
Retained earnings (deficit), end of period    $(4,669,080)    $969,102
======================================================================

See accompanying notes to consolidated financial statements.

BIONAIRE INC.
Consolidated Statements of Changes in Financial Position

Periods ended December 31, 1995 and 1994

=========================================================================================
                                                                      1995           1994
- -----------------------------------------------------------------------------------------
                                                               (12 months)    (10 months)

Cash provided by (used in):

Operations:
 Net income (loss)                                           $ (5,638,182)  $     88,150
 Add (deduct) items not affecting cash:
  Deferred income taxes                                           (50,000)      (122,000)
  Depreciation and amortization                                 1,858,523      1,836,900
 Net change in non-cash working capital balances (note 10)      9,453,282    (20,118,680)
- -----------------------------------------------------------------------------------------
                                                                5,623,623    (18,315,630)

Investment:
 Net purchase of fixed assets                                  (2,677,000)    (2,381,214)

Financing:
 Proceeds from the issue of common shares                         284,032      1,117,331
 Increase (decrease) in long-term debt                         (1,820,705)       520,000
- -----------------------------------------------------------------------------------------
                                                               (1,536,673)     1,637,331
- -----------------------------------------------------------------------------------------
Increase (decrease) in cash during the period                   1,409,950    (19,059,513)

Cash (bank indebtedness), beginning of period                 (16,622,020)     2,437,493
- -----------------------------------------------------------------------------------------
Bank indebtedness, end of period                             $(15,212,070)  $(16,622,020)
=========================================================================================

See accompanying notes to consolidated financial statements.

BIONAIRE INC.
Notes to Consolidated Financial Statements

Periods ended December 31, 1995 and 1994
===============================================================================

    Bionaire Inc. (the "Corporation") operates under the Canada Business Corporations Act. Its principal business activities include designing, manufacturing and marketing environmental air products. In 1994, the Corporation prospectively changed its year-end to December 31 from February 28 to bring its financial reporting in line with its major customers and competitors, and with the reporting period customarily used in industry statistics.


1.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)   Principles of consolidation:

          The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its wholly-owned subsidiary companies, Bionaire Corporation and Bionaire Worldwide Management, Inc. (in the U.S.A.) and Bionaire International B.V. (in Europe).

     (b)  Foreign exchange:

          Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange at the balance sheet dates. Other balance sheet items are translated at the rates prevailing at the respective transaction dates. Income and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at the same rates as the assets to which they relate. Gains or losses on foreign exchange are recorded in the statements of income.

          The foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method.

     (c)  Inventories:

          Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost (first in, first out) and net realizable value.

     (d)  Capital assets:

          Capital assets are recorded at cost. Depreciation is calculated using the following annual rates:

==========================================================================
          Asset                                      Basis            Rate
- --------------------------------------------------------------------------

          Tooling and moulds                 Straight-line             20%
          Machinery and equipment        Declining balance             20%
          Furniture and fixtures         Declining balance             20%

==========================================================================

          Leasehold improvements are amortized over the terms of the related leases.

BIONAIRE INC.
Notes to Consolidated Financial Statements, page 2

Periods ended December 31, 1995 and 1994

================================================================================

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e)  Concentration of credit risk:

          Approximately 42% (1994 - 33%) of the Corporation's sales were made to five unrelated companies, one of whom alone represented 20% (1994 - 12%) of the year's sales.

          Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Corporation regularly monitors the credit risk exposures and takes steps, such as obtaining credit insurance, to mitigate the likelihood of these exposures resulting in actual loss.

          The Corporation's extension of credit is based on an evaluation of the customer's financial condition. Credit losses are provided for in the financial statements and have been within management's expectations.

2.   INVENTORIES:

====================================================================================================
                                                                              1995              1994
- ----------------------------------------------------------------------------------------------------
     Raw materials                                                     $ 6,128,653       $ 6,553,092
     Finished goods                                                     10,061,362        18,991,037

- ----------------------------------------------------------------------------------------------------
                                                                       $16,190,015       $25,544,129
====================================================================================================

3.   CAPITAL ASSETS:

====================================================================================================
                                                                              1995              1994
- ----------------------------------------------------------------------------------------------------
                                                        Accumulated
                                                       depreciation        Net book         Net book
                                          Cost     and amortization           value            value
- ----------------------------------------------------------------------------------------------------
     Tooling and moulds            $ 7,629,707           $3,058,020      $4,571,687       $3,844,111
     Machinery and
       equipment                     1,708,472            1,186,290         522,182          616,295
     Furniture and fixtures          3,016,529            1,900,576       1,115,953          985,048
     Leasehold
       improvements                    668,428              528,143         140,285           86,176

- ----------------------------------------------------------------------------------------------------
                                   $13,023,136           $6,673,029      $6,350,107       $5,531,630
====================================================================================================

     During 1995, an amount of $2,542,000 (1994 - Nil) of fully depreciated tooling and moulds was written off.

BIONAIRE INC.
Notes to Consolidated Financial Statements, page 3

Periods ended December 31, 1995 and 1994
=================================================================

4.   BANK INDEBTEDNESS:

     Included in bank indebtedness is $15,073,000 (US$11,050,000) (1994 - $6,654,000 (US$4,747,000)) which is repayable in US funds.

5.   LONG-TERM DEBT:

     =================================================================
                                                    1995          1994
     -----------------------------------------------------------------

     Bank term loans                         $ 2,446,000   $ 4,266,705
     Less amounts due within one year         (1,008,000)   (1,820,705)

     -----------------------------------------------------------------
                                             $ 1,438,000   $ 2,446,000
     =================================================================

     Interest on long-term debt for the period amounted to approximately $345,000 (ten months ended December 31, 1994 - $205,000).

     The bank term loans bear interest at a rate of 1% above the bank's prime rate and are repayable over various terms to December 1998. The bank term loans and bank indebtedness outstanding under the Corporation's operating line are secured by a general assignment of book debts, inventories and fire insurance. In addition, the Corporation has granted security under a first rank deed of moveable hypothec charging the universality of all of the assets of the Corporation, including the pledging of all the shares of the Corporation's subsidiaries.

     The aggregate payments of principal to meet debt obligations in each of the next three years are as follows:

     =================================================================
     1996                                                   $1,008,000
     1997                                                      950,000
     1998                                                      488,000
     -----------------------------------------------------------------
                                                            $2,446,000
     =================================================================

BIONAIRE INC.
Notes to Consolidated Financial Statements, page 4

Periods ended December 31, 1995 and 1994

==============================================================================

6.   SHARE CAPITAL:

     =====================================================================================
                                                          1995                        1994
     -------------------------------------------------------------------------------------
                                                          Book                        Book
                                          Shares         value         Shares        value
     -------------------------------------------------------------------------------------
     Authorized:
        Unlimited number of no par
         value common shares
     Issued:
        Total outstanding,
         beginning of period              14,324,383  $26,350,208  13,876,384  $25,232,877
        Shares issued under
         employee share
         ownership plan (a)                  102,635      109,032      93,499      252,331
     Shares issued on
         exercise of options (b)             110,000      175,000     354,500      865,000
     -------------------------------------------------------------------------------------
     Total outstanding, end
         of period                        14,537,018  $26,634,240  14,324,383  $26,350,208
     =====================================================================================

     (a) The Corporation has an employee share ownership plan in which employees can elect to have funds set aside up to a maximum of 10% of their employment income to purchase shares at 90% of the market value at given dates.

     (b) The Corporation has a stock option plan applicable to senior executives and directors of the Corporation. The options under the plan are granted at the then current market price of the common shares of the Corporation and expire at the earlier of a predetermined date or within ninety days following termination of employment. No options may be granted under this plan subsequent to November 9, 1997. The plan provides that the number of common shares reserved by the Board of Directors for issuance upon the exercise of options granted under this plan, combined with those shares reserved for under the employee share ownership plan, is limited to 1,400,000 common shares.

     Changes in outstanding options were as follows:

     =====================================================================================
     Options  outstanding, February 28, 1994                                       885,054
     Exercised                                                                        --
     Cancelled or expired                                                          (25,000)
     Granted                                                                        94,400
     -------------------------------------------------------------------------------------
     Options outstanding, December 31, 1994                                        954,454

     Exercised                                                                    (110,000)
     Cancelled or expired                                                         (185,600)
     Granted                                                                       220,000

     -------------------------------------------------------------------------------------
     Options outstanding, December 31, 1995                                        878,854
     =====================================================================================

BIONAIRE INC.
Notes to Consolidated Financial Statements, page 5

Periods ended December 31, 1995 and 1994

================================================================================

6.    SHARE CAPITAL (CONTINUED):

    As at December 31, 1995, options outstanding were as follows:

    ============================================================================
    Options                                      Exercise                 Expiry
    outstanding                                     price                   date
    ----------------------------------------------------------------------------
         18,500                                     $1.85       December 3, 1997
         10,000                                      1.75           May 23, 1999
         20,000                                      1.65           June 1, 1999
         15,000                                      1.00            May 4, 2000
         34,860                                      2.20         March 25, 2002
          6,000                                      3.00          June 16, 2002
        519,494                                      2.43       December 1, 2002
         25,000                                      3.60           May 17, 2003
         10,000                                      3.38          April 4, 2004
        220,000                                      1.75           May 25, 2005
    ----------------------------------------------------------------------------
        878,854
    ============================================================================

7.  RESEARCH AND DEVELOPMENT:

    Research and development expenses are net of tax credits of $155,000 (ten months ended December 31, 1994 - $150,000) recognized in the period.


8.  RESTRUCTURING AND OTHER COSTS:

    The 1994 restructuring and other costs include approximately $1,200,000 relating to the closure and relocation of a sales and marketing office, and approximately $1,000,000 incurred in the settlement of a patent lawsuit.

9.  INCOME TAXES:

    Details of the components of the income tax provision are as follows:

    ================================================================================
                                                                     1995       1994
    --------------------------------------------------------------------------------
    Combined basic Canadian federal and provincial income
     taxes                                                    $(2,274,000)  $ 63,000
    Increase (decrease) in income taxes resulting from:
      Manufacturing and processing profit deduction               321,000    (32,000)
      Federal income tax surcharge                                     --      4,000
      Effect of lower provincial income taxes                          --     (1,000)
      Permanent differences and other                              45,000     42,000
      Non-recognition of potential benefit of loss carry
       forwards and unclaimed deductions                        1,563,000         --

    --------------------------------------------------------------------------------
    Income taxes (recovery)                                   $  (345,000)  $ 76,000
    ================================================================================

BIONAIRE INC.
Notes to Consolidated Financial Statements, page 6

Periods ended December 31, 1995 and 1994

================================================================================

9.  INCOME TAXES (CONTINUED):

    As at December 31, 1995, the Corporation has approximately $1.4 million of losses carried forward which can be used to reduce Canadian taxable income in the future. These losses expire in 2002. In addition, the Corporation has deducted approximately $1.2 million of expenses for accounting purposes in excess of amounts deducted for Canadian federal income tax purposes. The related income tax benefits of the available loss carry forwards and unclaimed deductions will be recorded when realized.

    As at December 31, 1995, the Corporation has approximately $1,700,000 of investment tax credits, the benefit of which has not been recorded, which may be carried forward to reduce future Canadian federal income taxes payable. These credits expire as follows:

    ============================================================================

    1999                                                                $128,000
    2000                                                                 218,000
    2001                                                                 140,000
    2002                                                                 233,000
    2003                                                                 339,000
    2004                                                                 273,000
    2005                                                                 369,000

    ----------------------------------------------------------------------------
                                                                      $1,700,000
    ============================================================================

    The Corporation's U.S. subsidiaries have approximately $900,000 of losses carried forward which will expire in the year 2010. The benefit of these losses will be recognized when realized.

10. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES:

    ============================================================================
                                                       1995           1994
    ----------------------------------------------------------------------------

    Accounts receivable                         $(1,096,511)  $(14,842,713)
    Income taxes receivable                        (465,562)      (132,976)
    Inventories                                   9,354,114     (7,705,720)
    Prepaid expenses and other assets              (125,883)       (31,972)
    Accounts payable and accrued liabilities      1,787,124      2,594,701

    ----------------------------------------------------------------------------
                                                $ 9,453,282   $(20,118,680)
    ============================================================================

11. SEGMENTED INFORMATION:

    The Corporation operates in one industry segment - environmental air products. Export sales to the United States amounted to $46,749,000 (ten months ended December 31, 1994 - $43,169,000) and to other international markets amounted to $11,807,000 (ten months ended December 31, 1994 - $8,813,000).

BIONAIRE INC.
Notes to Consolidated Financial Statements, page 7

Periods ended December 31, 1995 and 1994

================================================================================

12. COMMITMENTS AND CONTINGENT LIABILITIES:

    (a) Future minimum payments under operating leases relating primarily to office space and equipment are approximately as follows:

    ============================================================================

    1996                                                              $1,894,000
    1997                                                               1,842,000
    1998                                                               1,810,000
    1999                                                               1,466,000
    2000                                                               1,247,000
    Thereafter                                                         3,772,000

    ----------------------------------------------------------------------------
                                                                     $12,031,000
    ============================================================================

  (b) The Corporation is a defendant to an action commenced by five former shareholders. The action is against twenty-four individuals and the Corporation. In their action as it relates to the Corporation, the plaintiffs allege that, during the course of negotiations for the sale of their shares of the Corporation to certain of the defendants, the Corporation gave them insufficient or misleading information concerning its business and financial position. The plaintiffs sought to recover from the defendants approximately $9,000,000. Some defendants, including the Corporation, are being sued for the total amount.

     Judgment was rendered on February 15, 1990 dismissing the action against all defendants except two of the Corporation's directors, one shareholder and the Corporation. The total condemnation was for approximately $200,000 plus interest which all four defendants were jointly and severally liable to pay. Both the plaintiffs and defendants have appealed this judgment. Both parties have produced their factum and are awaiting a court date. The amount of the claim by the plaintiffs has been reduced to approximately $3,000,000 plus interest and costs. Management maintains that the Corporation's defense is good and valid.

     Generally accepted accounting principles in Canada would currently permit the recording of any loss from the resolution of this matter as a prior period adjustment. This accounting principle has been changed to require, subsequent to December 31, 1996, that any future loss would be accounted for as a charge to income in the year of settlement.